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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Park-Ohio Holdings Corp.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

700666100

(Cusip Number)

Matthew V. Crawford
c/o Park-Ohio Holdings Corp.
23000 Euclid Avenue
Euclid, Ohio 44117
(216) 692-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700666100			Page 2 of 7

1.	Name of Reporting Person: Matthew V. Crawford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,184,600(1)

		8.	Shared Voting Power: 99,101(2)

		9.	Sole Dispositive Power: 1,184,600(1)

		10.	Shared Dispositive Power: 99,101(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,283,701(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%(3)

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 700666100	Schedule 13D	Page 3 of 7 Pages

(1) Includes 208,333 shares of common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”) that are purchasable by Matthew V. Crawford (“Mr. M. Crawford”) upon exercise of options granted to Mr. M. Crawford within 60 days of June 16, 2004 and an additional 66,667 shares that are not exercisable within 60 days, but that are exercisable on November 30, 2004. Before the exercise of these options, Mr. M. Crawford is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the options. Mr. M. Crawford expressly disclaims beneficial ownership of any of the shares of Common Stock of the Issuer that are purchasable by him upon exercise of his options until such time as Mr. M. Crawford purchases such shares or the options become exercisable within 60 days as described in Rule 13d-3(d).

(2) As of June 16, 2004, Messrs. Edward F. Crawford (“Mr. E. Crawford”) and M. Crawford have shared voting power and investment power with respect to (a) 46,000 shares held by a charitable foundation, (b) 11,700 shares held by Crawford Container Company, and (c) 41,401 shares held by First Francis Company, Inc.

(3) After giving effect to the receipt of a gift of 100,000 shares from Mr. E. Crawford on April 6, 1999, Mr. M. Crawford had sole voting power and sole investment power with respect to 504,600 shares of Common Stock and beneficially owned an additional 65,000 shares of Common Stock exercisable upon the exercise of options granted to him, 10,000 of which were immediately exercisable, 18,333 of which were exercisable within 60 days on May 27, 1999, 18,333 which were exercisable on May 27, 2000, and 18,334 which were exercisable on May 27, 2001. Mr. M. Crawford had sole voting power and investment power with respect to these shares. Messrs. E. Crawford and M. Crawford had shared voting power and investment power with respect to 50,000 additional shares of Common Stock held by a charitable foundation.

After giving effect to the April 6, 1999 gift, Mr. M. Crawford beneficially owned 582,933 shares of Common Stock, representing a beneficial ownership interest of approximately 5.4% of the shares of Common Stock then outstanding.

As of June 16, 2004, the aggregate number and percentage of securities to which this statement relates to is 1,283,701 shares of Common Stock, representing approximately 11.8% of the 10,840,186 (assuming the exercise of all outstanding options) shares of Common Stock outstanding. This total includes 208,333 shares of Common Stock that are purchasable by Mr. M. Crawford within 60 days of June 16, 2004 and an additional 66,667 shares not exercisable within 60 days, but that are exercisable on November 30, 2004. Mr. M. Crawford has sole voting power and investment power with respect to these shares.

As of June 16, 2004, Messrs. E. Crawford and M. Crawford have shared voting power and investment power with respect to (a) 46,000 shares held by a charitable foundation, (b) 11,700 shares held by Crawford Container Company, and (c) 41,401 shares held by First Francis Company, Inc.

CUSIP No. 700666100	Schedule 13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

     This Schedule relates to the common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”), an Ohio corporation, whose principal executive offices are located at 23000 Euclid Avenue, Euclid, Ohio 44117.

Item 2. Identity and Background.

     (a)    Matthew V. Crawford (“Mr. M. Crawford”)

     (b)    c/o Park-Ohio Holdings Corp., 23000 Euclid Avenue, Euclid, Ohio 44117.

     (c)    Director and President and Chief Operating Officer of the Issuer.

     (d)    During the last five years, Mr. M. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    During the last five years, Mr. M. Crawford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     (f)    Mr. M. Crawford is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. M. Crawford received 100,000 shares of Common Stock as a gift from his father, Edward F. Crawford (“Mr. E. Crawford”), on April 6, 1999, and an additional gift of 100,000 shares of Common Stock on October 22, 1999. Following these gifts, Mr. M. Crawford received 5,000 restricted shares from the Issuer on May 4, 2000. Mr. M. Crawford received 100,000 shares of Common Stock as a gift from his father, Mr. E. Crawford, on April 9, 2003. On April 1, 2004, Mr. M. Crawford received an additional 100,000 shares of Common Stock as a gift from his father, Mr. E. Crawford, and purchased an additional 100,000 shares of Common Stock at $6.23 per share with his personal funds from his father, Mr. E. Crawford.

     Mr. M. Crawford acquired indirect ownership of 11,700 shares of Common Stock held by Crawford Container Company and 41,401 shares of Common Stock held by First Francis Company, Inc. by virtue of his status as a significant shareholder of each. Mr. M. Crawford is also the President of Crawford Container Company and Treasurer of First Francis Company, Inc.

CUSIP No. 700666100	Schedule 13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

     All of the shares purchased and/or acquired by Mr. M. Crawford are for investment purposes. Mr. M. Crawford may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of shares of Common Stock. As a Director, Chairman and Chief Executive Officer of the Issuer, Mr. M. Crawford regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

     Except as noted above or in public filings by the Issuer, Mr. M. Crawford has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any material change in the Issuer’s business or corporate structure;

     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated.

CUSIP No. 700666100	Schedule 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

     (a) See Items 11 and 13 of the applicable cover page.

     (b) See Items 7, 8, 9, and 10 of the applicable cover page.

     (c) On April 1, 2004, Mr. M. Crawford received an additional 100,000 shares of Common Stock as a gift from his father, Mr. E. Crawford, and purchased an additional 100,000 shares of Common Stock with his personal funds from his father, Mr. E. Crawford, for $6.23 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None other than options disclosed in Item 5 above and as further described below. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. M. Crawford and any person with respect to any securities of any Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. M. Crawford are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

     Mr. M. Crawford was granted options to purchase Common Stock of the Issuer under the Amended and Restated 1998 Long-Term Incentive Plan. Mr. M. Crawford currently holds options to purchase shares of Common Stock as follows:

55,000 shares at $1.91 per share — expires November 30, 2011
5,000 shares at $1.91 per share — expires November 30, 2011
200,000 shares at $1.91 per share — expires November 30, 2011
5,000 shares at $1.91 per share — expires November 30, 2011
10,000 shares at $1.91 per share — expires November 30, 2011

Item 7. Material to be Filed As Exhibits.

     Not applicable.

CUSIP No. 700666100	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2004

	By:	/s/ Matthew V. Crawford
		Name:	Matthew V. Crawford